Mail Stop 6010
Via Facsimile and U.S. Mail

April 11, 2008

Mr. Christopher Naughton
Managing Director
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113, Australia

> **Re:** **Novogen Limited**
> **Form 20-F for fiscal year ended June 30, 2007**
> **File No. 0-29962**

Dear Mr. Naughton:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended June 30, 2007

Item 5. Operating and Financial Review and Prospects

Application of Critical Accounting Policies

Revenue Recognition, page 33

1. We believe that your disclosure related to estimates of items that reduce gross revenue, such as certain trade discounts and returned goods, could be improved. Please revise your disclosure to include the following information.

   a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

   b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

   c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

   d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

   e) A roll forward of the liability for each estimate for each period presented showing the following:

   - Beginning balance,
   - Current provision related to sales made in current period,
   - Current provision related to sales made in prior periods,
   - Actual returns or credits in current period related to sales made in current period,
   - Actual returns or credits in current period related to sales made in prior periods, and

- Ending balance.
   f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. certain trade discounts and product returns) including the effect that changes in your estimates of these items had on your revenues and operations.

Note 24 Differences Between AIFRS and U.S. GAAP

(iv) Minority interests, page 133

2. Please tell us how your accounting for minority interests under AIFRS complies with IFRS with references to the applicable sections within IFRS. In addition, please revise your disclosure to clarify the following:

- Your disclosure of the income/loss allocation to minority interests appears to indicate that these amounts are computed differently under AIFRS and US GAAP. In particular, you state that "under AIFRS minorities are allocated their share of previous profits, losses and reserves according to the percentage holding at year end." However, minority interest on the statements of operations for 2007 and 2006 appear to be the same under AIFRS and US GAAP.
- The amount of minority interests reconciling shareholders' equity using AIFRS to US GAAP shown on page 129 appears to differ significantly from the corresponding amounts shown on your balance sheets.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant